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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                            THE MORGAN GROUP, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   617358106
                                (CUSIP Number)

     Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

                       13G

CUSIP No. 617358106            Page 2 of 5 Pages

 1) Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Laifer Capital Management, Inc.

 2) Check the Appropriate Box if a Member of a Group*

      (a)  / /
      (b)  / /

 3) SEC Use Only

 4) Citizenship or Place of Organization

      Delaware

                    (5) Sole Voting Power

                           91,900
Number of Shares
                    (6) Shared Voting Power
 Beneficially
                            0
 Owned by Each
                    (7) Sole Dispositive Power
Reporting Person
                           78,300
     With
                    (8) Shared Dispositive Power

                           43,000

 9) Aggregate Amount Beneficially Owned by Each Reporting Person

                              121,300

10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

11) Percent of Class Represented by Amount in Row 9

                            8.9%

12) Type of Reporting Person*

                CO, IA

*   See Instruction Before Filling Out!

                               Page 2 of 5 pages

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Item 1  (a)   Name of Issuer:

              The Morgan Group, Inc.


        (b)   Address of Issuer's Principal Executive Offices:

              28651 U.S. 20 West
              Elkhart, Indiana  46514

Item 2  (a)   Name of Person Filing:

              Laifer Capital Management, Inc.

        (b)   Address of Principal Business Office or, If
              None, Residence:

              45 West 45th Street
              New York, NY 10036

        (c)   Citizenship:

              Delaware

        (d)   Title of Class of Securities:

              Common Stock

        (e)   CUSIP No.:

              617358106

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) / /   Broker or Dealer registered under Section 15 of the Act

        (b) / /   Bank as defined in Section 3(a)(6) of the Act

        (c) / /   Insurance Company as defined in Section 3(a)(19) of the Act

        (d) / / Investment Company registered under section 8 of the Investment Company Act

                               Page 3 of 5 pages

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        (e) /X/   Investment Adviser registered under section 203 of the
                  Investment Advisers Act of 1940

        (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

        (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

        (h) / /   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4       Ownership:
        (a)  Amount Beneficially Owned: 121,300


        (b)  Percent of Class: 8.9%

        (c)  Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote:  91,900

             (ii)  shared power to vote or to direct the vote:  0

             (iii) sole power to dispose or to direct the disposition of: 78,300

             (iv)  shared power to dispose or to direct the disposition of:
                   43,000

Item 5       Ownership of Five Percent or Less of a Class:   Not Applicable.

Item 6       Ownership of More Than Five Percent on Behalf of Another Person:

             Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
             Not Applicable.

Item 8       Identification and Classification of Members of the Group:
             Not Applicable.

                               Page 4 of 5 pages

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Item 9       Notice of Dissolution of Group:  Not Applicable.

Item 10      Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Laifer Capital Management, Inc.

May 14, 1996                                By:  /s/ Lance Laifer
                                                 Lance Laifer
                                                 President

                               Page 5 of 5 pages